Exhibit 99.1

China Customer Relations Centers, Inc. Announces Half Year 2016 Unaudited Financial Results

TAI'AN, China, December 8, 2016 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) ("CCRC" or the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced its unaudited financial results for the half-year ended June 30, 2016.

Six Months Ended June 30, 2016 Financial Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 34.3% to $34.5 million driven by increased sales to existing clients and sales to new clients.
●	Gross margin expanded by 8.1 percentage points to 29.1% while operating margin increased by 7.5 percentage points to 15.0%, due to improved operating efficiency and the non-renewal of less profitable customer contracts.
●	Net income increased by 151.6% to $4.6 million. Earnings per share increased by 150.2% to $0.28.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, "We couldn’t be more pleased with the first half of the year 2016 results that underscore the continued and strong demand for our services. Our revenues and net income increased by 34.3% and 151.6%, respectively, both of which are the highest levels in company history, and if we continue this momentum into the second half of the year, we are confident that 2016 could be another banner year for us following a tremendously gratifying year in 2015. As the highly fragmented Chinese BPO market continues to expand and evolve, we believe that there is still plenty of room for us to continue to grow at a rapid rate in the foreseeable future.”

Six Months Ended June 30, 2016 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$34.5	$25.7	34.3%
Gross profit	$10.0	$5.4	86.1%
Gross margin	29.1%	21.0%	8.1%
Operating income	$5.2	$1.9	167.6%
Operating margin	15.0%	7.5%	7.5%
Net income	$4.6	$1.8	151.6%
EPS	$0.28	$0.11	150.2%

Revenues

For the six months ended June 30, 2016, revenues increased by $8.8 million, or 34.3%, to $34.5 million from $25.7 million for the same period last year. This increase was mainly driven by the growth of our BPO business with increased sales to our existing BPO clients and sales to new BPO clients.

Cost of revenue

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $4.2 million, or 20.5%, to $24.5 million for the six months ended June 30, 2016 from $20.3 million for the same period last year. As a percentage of revenues, cost of revenues was 70.9% for the six months ended June 30, 2016, compared to 79.0% for the same period last year.

Gross profit and gross margin

Gross profit increased by $4.6 million, or 86.1%, to $10.0 million for the six months ended June 30, 2016 from $5.4 million for the same period last year. Gross margin increased by 8.1 percentage points to 29.1% for the six months ended June 30, 2016 from 21.0% for the same period last year. The increase in gross margin was primarily due to improvement in overall operating efficiency and the termination of certain less profitable business.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $1.4 million, or 40.7%, to $4.9 million for the six months ended June 30, 2016 from $3.5 million for the same period last year. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2016 due to becoming a publically traded company.

Operating income and operating margin

Income from operations increased by $3.2 million, or 167.6%, to $5.2 million for the six months ended June 30, 2016 from $1.9 million for the same period last year. Operating margin was 15.0% for the six months ended June 30, 2016, compared to 7.5% for the same period last year. The increase in operating income and operating margin was mainly driven by an increase in revenues as a result of expansion of our BPO business and improvement in gross margin as a result of improvement in overall operating efficiency.

Government Grants

We received government grants, which are discretionary and unpredictable in nature, of $0.4 million for the six months ended June 30, 2016, up slightly from the same period of last year. Government grants as a percentage of net income were 9.7% for the six months ended June 30, 2016, compared to 22.1% for the same period of last year.

Income Taxes

Provision for income taxes was $1.0 million for the six months ended June 30, 2016, an increase of $0.6 million, or 125.8%, from $0.5 million for the same period of last year. We were entitled to a preferential enterprise income tax ("EIT") rate of 15% in 2015 and 2016. The standard enterprise income tax rate in China is 25%.

Net Income

Net income increased by $2.7 million, or 151.6%, to $4.6 million for the six months ended June 30, 2016 from $1.8 million for the same period last year. Earnings per basic and diluted share was $0.28 for the six months ended June 30, 2016, compared to $0.11 for the same period of last year.

Financial Conditions

As of June 30, 2016, the Company had cash of $11.0 million, compared to $13.6 million at December 31, 2015. Total working capital was $19.8 million as of June 30, 2016, compared to $16.1 million at the end of 2015.

Net cash used in operating activities was $0.6 million for the six months ended June 30, 2016, compared to $3.4 million for the same period last year. Net cash used in investing activities was $0.5 million for the six months ended June 30, 2016, compared to $0.1 million for the same period last year. Net cash used in financing activities was $1.3 million for the six months ended June 30, 2016, compared to $0.8 million for the same period of last year.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a BPO service provider focusing on the complex, voice-based segment of customer care services, including:

●	customer relationship management;
●	technical support;
●	sales;
●	customer retention;
●	marketing surveys; and
●	research.

The Company's service is currently delivered from 11 call center locations in Shandong Province, Jiangsu Province, Hebei Province, Anhui Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province and Chongqing City, with a capacity approximately of 9,984 seats.

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Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding its continued growth and business outlook, are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tina Xiao
Weitian Group LLC
Email: ir@ccrc.com
Phone: +1-917-609-0333

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2016	2015
	Unaudited
ASSETS
Cash	$11,033,286	$13,623,849
Accounts receivable, net	14,795,351	8,852,024
Accounts receivable - related party	345,390	353,513
Notes receivable, current	40,009	125,687
Prepayments	187,334	625,876
Due from related parties	672,576	675,623
Deferred tax assets	15,644	-
Other current assets	1,147,590	1,128,262
Total current assets	28,237,180	25,384,834
Restricted cash	500,000	500,000
Notes receivable, non-current	948,317	970,620
Property and equipment, net	4,589,571	4,087,832
Other assets	38,643	41,729
Deferred tax assets, non-current	23,423	23,974
Total non-current assets	6,099,954	5,624,155
Total assets	$34,337,134	$31,008,989

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,185,862	$896,841
Accrued liabilities and other payables	2,892,157	2,746,992
Wages payable	2,797,033	2,803,294
Income taxes payable	1,133,288	1,014,595
Short term loans	464,470	1,748,479
Deferred tax liabilities, current	-	35,273
Total current liabilities	8,472,810	9,245,474
Deferred tax liabilities, non-current	-	-
Total non-current liabilities	-	-
Total liabilities	8,472,810	9,245,474
Shareholders' equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of June 30, 2016 and December 31, 2015	18,330	18,330
Additional paid-in capital	11,178,774	11,178,774
Retained earnings	13,833,881	9,728,228
Statutory reserves	1,737,106	1,288,617
Accumulated other comprehensive income	(903,767)	(450,434)
Total shareholders' equity	25,864,324	21,763,515
Total liabilities and shareholders' equity	$34,337,134	$31,008,989

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2016	2015

Revenues, net	$34,479,256	$25,681,240
Revenues - related party	-	-
Total revenues	34,479,256	25,681,240
Cost of revenues	24,453,004	20,293,632
Gross profit	10,026,252	5,387,608
Operating expenses:
Selling, general & administrative expenses	4,867,054	3,459,306
Total operating expenses	4,867,054	3,459,306
Income from operations	5,159,198	1,928,302
Interest expense	(43,591)	(200,901)
Government grants	442,758	400,598
Other income	162,198	204,345
Other expense	(130,247)	(63,241)
Total other income	431,118	340,801
Income before provision for income taxes	5,590,316	2,269,103
Income tax provision	1,036,174	458,942
Net income	$4,554,142	$1,810,161
Comprehensive income
Net income	$4,554,142	$1,810,161
Other comprehensive income (loss)
Foreign currency translation adjustment	(453,333)	88,602
Total comprehensive income	$4,100,809	$1,898,763
Earnings per common share
Basic	$0.28	$0.11
Diluted	$0.28	$0.11
Weighted average common shares outstanding
Basic	16,015,079	15,929,600
Diluted	16,015,079	15,929,600

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2016	2015
Cash flows from operating activities
Net income	$4,554,142	$1,810,161
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	495,286	685,495
Deferred income taxes	(50,935)	(251,853)
Changes in assets and liabilities:
Accounts receivable	(6,248,292)	(5,252,332)
Due from related parties	(12,684)	(19,448)
Due to related parties	-	(2,435)
Prepayments	144,551	(418,409)
Other current assets	(28,387)	(788,282)
Accounts payable	22,160	75,157
Wage payable	59,114	375,333
Income taxes payable	144,352	213,224
Accrued liabilities and other payables	276,715	161,714
Net cash used in operating activities	(643,978)	(3,411,675)
Cash flows from investing activities
Purchase of property and equipment	(519,431)	(304,579)
Advance to related parties	-	(944,593)
Repayment from related parties	-	1,128,322
Net cash used in investing activities	(519,431)	(120,850)
Cash flows from financing activities
Proceeds from related parties	-	11,451
Repayment to related parties	-	(11,451)
Proceeds from short term loans	266,829	250,096
Repayment of short term loans	(1,531,213)	(1,046,983)
Net cash used in financing activities	(1,264,384)	(796,887)
Effect of exchange rate changes on cash and cash equivalents	(162,770)	27,299
Net change in cash and cash equivalents	(2,590,563)	(4,302,113)
Cash and cash equivalents, beginning of the year	13,623,849	5,097,010
Cash and cash equivalents, end of the year	$11,033,286	$794,897
Supplemental cash flow information
Interest paid	$43,591	$200,901
Income taxes paid	$739,233	$475,227
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$472,105	$191,928
Liabilities assumed in connection with purchase of property and equipment	$292,585	$-

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